UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: December 2021

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

On December 9, 2021, Inspira Technologies Oxy B.H.N. Ltd., or the Registrant, issued a press release titled “Inspira Technologies Signs Strategic Agreement with Innovimed for the Potential Deployment of 1,522 ART Systems in Poland, Czech Republic & Slovakia” a copy of which is furnished as Exhibit 99.1 with this report of foreign private issuer on Form 6-K.

The first three and the sixth paragraph and the section titled “Forward-Looking Statements” in the press release are incorporated by reference into the Registrant’s Registration Statement on Form S-8 (Registration No. 333-259057), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press Release issued by Inspira Technologies Oxy B.H.N. Ltd. on December 9, 2021, titled “Inspira Technologies Signs Strategic Agreement with Innovimed for the Potential Deployment of 1,522 ART Systems in Poland, Czech Republic & Slovakia.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: December 9, 2021	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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